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17004853

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

ON

SEC FILE NUMBER
8 – 40685

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/16_____ AND ENDING _____12/31/16_____
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Midland Securities, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____1605 LBJ Freeway, Suite 710____
                              (No. and Street)

____Dallas____   ____Texas____   ____75234____
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

____Bradford Phillips____   ____469-522-4309____
                                                                          (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
                                  (Name – if individual, state last, first, middle name)

5179 CR 1026   **Celeste**   **Texas**   **75423**
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
■ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of**
                                      Information contained in this form are not required to respond
                                      unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Bradford Phillips_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Midland Securities, Ltd._____ , as of
_____December 31_____ , 20____16____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

_____
Signature

Presidewt
Title

_____
Notary Publc

LUCIA S. ESPARZA
Notary Public, State of Texas
My Commission Expires
November 08, 2018

This report** contains (check all applicable boxes):
- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Midland Securities, Ltd.

We have audited the accompanying statement of financial condition of Midland Securities, Ltd. (a Texas limited partnership) as of December 31, 2016, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of Midland Securities, Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midland Securities, Ltd. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Midland Securities, Ltd.'s financial statements. The supplemental information is the responsibility of Midland Securities, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 24, 2017

1

MIDLAND SECURITIES, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$	94,672
Debt securities, at fair value		12,296,802
Trading deposit		4,499,797
Clearing deposit		500,093
Property and equipment, net of accumulated depreciation of $4,627		7,006
Other assets		9,443
Total assets	$	17,407,813

LIABILITIES and PARTNERS' CAPITAL

Liabilities

Accounts payable and accrued expenses	$	22,277
Payable to clearing broker-dealer		6,344,369
Debt securities sold, not yet purchased		6,169,950
Payable to related party		73,920
Total liabilities		12,610,516
Partners' capital		4,797,297
Total liabilities and partners' capital	$	17,407,813

See accompanying notes to financial statements.

2

MIDLAND SECURITIES, LTD.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2016

REVENUES

Trading profits, net of trading interest expense of $133,614	$	1,102,222
Securities commissions		262,460
Syndicate underwriting revenue		223,988
Interest		256,845
Other income		246
Total revenue		1,845,761

EXPENSES

Administrative services - related party	400,000
Clearing and execution costs	121,596
Communications	6,599
Compensation and related costs	1,226,025
News and quotes	357,082
Occupancy and equipment	41,563
Professional fees	60,715
Regulatory fees	19,370
Other expenses	5,553
Total operating expenses	2,238,503

NET LOSS	$	(392,742)

MIDLAND SECURITIES, LTD.
STATEMENT OF PARTNERS' CAPITAL
YEAR ENDED DECEMBER 31, 2016

	General Partner		Limited Partner		Total	
Balance at December 31, 2015	$	95	$	5,189,944	$	5,190,039
Net loss		(393)		(392,349)		(392,742)
Balance at December 31, 2016	$	(298)	$	4,797,595	$	4,797,297

See accompanying notes to financial statements.

4

MIDLAND SECURITIES, LTD.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:

Net loss	$ (392,742)
Adjustments to reconcile net loss to net cash	
used in operating activities:	
Unrealized loss on debt securities	39,049
Depreciation	3,414
Changes in assets and liabilities:	
Increase in debt securities	(5,341,001)
Increase in trading deposit	(500,834)
Decrease in clearing deposit	499,907
Decrease in other assets	425
Decrease in accounts payable and accrued expenses	(446)
Decrease in accrued compensation payable	(48,125)
Decrease in payable to clearing broker/dealer	(586,873)
Increase in debt securities sold, not yet purchased	6,169,950
Decrease in payable to related party	(4,189)
Net cash used in operating activities	(161,465)

Cash flows from investing activities:

Purchase of property and equipment	(3,265)
Net decrease in cash	(164,730)
Cash at beginning of year	259,402
Cash at end of year	$ 94,672

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ -
Income taxes	$ -

See accompanying notes to financial statements.

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

Midland Securities, Ltd., (the "Partnership"), is a Texas limited partnership established in June 1985. The managing general partner of the Partnership is ARS Windchase, Inc., a Nevada corporation (the "General Partner"). Unless dissolved sooner by the General Partner, the term of the Partnership shall continue until December 31, 2031.

The Partnership is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Partnership operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities and clears all transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The Partnership's trading for its own account is also executed through its clearing broker-dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The Partnership's operations consist primarily of trading of debt securities for its own account and brokering debt securities for institutional customers. The Partnership also trades debt securities in the secondary wholesale market and participates in firm commitment municipal bond syndicate underwritings, generally as a co-manager on new issues. The Partnership's trading, brokering, and underwriting consist primarily in U.S. government securities, municipal bonds and certificates of deposit issued by banking institutions. The majority of the Partnership's customers are institutions and broker-dealers located throughout the United States.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Debt Securities

Debt securities are held for trading purposes, recorded on the trade date and valued at their estimated fair value, as described in Note B. The increase or decrease in fair value is included in trading profits in the accompanying statement of operations. Trading profits are recorded net of margin interest.

Property and Equipment

Property and equipment is stated at the cost less accumulated depreciation and consists of office furniture and equipment. Depreciation is provided using the straight-line method over estimated useful lives of two to five years.

Debt Securities Sold, Not Yet Purchased

Securities sold, not yet purchased consist of debt securities the Partnership has sold that it does not currently own and will therefore be obligated to purchase such securities at a future date. These obligations are recorded on the trade date and valued at their estimated fair value, as described in Note B. The increase or decrease in fair value is included in trading profits in the accompanying statement of operations.

Revenue Recognition

Trading profits, securities commissions and the related expenses are recorded on a trade date basis as the transactions occur.

Syndicate underwriting revenues includes underwriting fees, selling concessions and realized and unrealized net gains and losses on positions held in inventory. The lead manager estimates expenses incurred by the syndicate and the Partnership recognizes revenues net of such expenses. The syndicate underwriting revenue is recognized when all significant items relating to the underwriting cycle is complete and the amount of the underwriting revenue has been determined.

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements.

As of December 31, 2016, open Federal tax years subject to examination include the tax years ended December 31, 2013 through December 31, 2015.

The Partnership is subject to state income taxes.

NOTE B – FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Partnership can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Processes and Structure

Management is responsible for the Partnership's fair value valuation policies, processes, and procedures. Management implements valuation control processes to validate the fair value of the Partnership's financial instruments measured at fair value, including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

NOTE B – FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Fair Value Measurements

The following is a description of the valuation techniques applied to the Partnership's major categories of assets and liabilities measured at fair value on a recurring basis.

Investments in debt securities and debt securities sold, not yet purchased are carried at estimated fair values and categorized as level 2 of the fair value hierarchy. Fair value has been measured by the Partnership's clearing broker-dealer or by pricing services used by the clearing broker-dealer using the actual trading prices of similar securities. When trading prices are not available for similar securities the pricing services use market observable inputs in determining the valuation for a security based on underlying characteristics of the debt instruments.

Substantially all of the Partnership's other financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

The following table summarizes the valuation of the Partnership's major security types by the fair value hierarchy levels as of December 31, 2016.

	Level 1	Level 2	Level 3	Total
ASSETS				
Debt Securities	$ -	$ 12,296,802	$ -	$ 12,296,802
Total	$ -	$ 12,296,802	$ -	$ 12,296,802
LIABILITIES				
Debt Securities Sold, Not Yet Purchased	$ -	$ 6,169,950	$ -	$ 6,169,950
Total	$ -	$ 6,169,950	$ -	$ 6,169,950

Transfers between levels are recognized at the end of the reporting period. During the year ended December 31, 2016, the Partnership recognized no transfers to/from level 1 and level 2. There were no level 3 investments held by the Partnership during 2016.

NOTE C – TRANSACTIONS WITH CLEARING BROKER-DEALER

The Partnership has a clearing agreement with Hilltop Securities, Inc. (Hilltop), to provide execution and custody of debt security transactions for customers and trading for its own account. The clearing agreement requires the Partnership to maintain a minimum clearing deposit of $500,000.

MIDLAND SECURITIES, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE C – TRANSACTIONS WITH CLEARING BROKER-DEALER (continued)

The Partnership also has a trading deposit with Hilltop in the amount of $4,499,797 at December 31, 2016. The trading deposit is required to satisfy margin requirements associated with the Partnership's trading inventory. The amount of margin required fluctuates on a daily basis depending on the amount and type of securities held in the Partnership's inventory trading accounts.

The Partnership has a margin payable to Hilltop of $6,102,215 at December 31, 2016. The payable balance fluctuates on a daily basis as the Partnership purchases and sells securities through Hilltop for its own account. Interest is calculated daily (2.375% at December 31, 2016), based on a fixed spread over the federal funds rate and is paid monthly. The Partnership's debt securities are held by Hilltop as collateral for the payable balance.

NOTE D – NET CAPITAL REQUIREMENTS

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Partnership had net capital of $3,861,535, which was $3,761,535 in excess of its required net capital of $100,000. The Partnership's ratio of aggregate indebtedness to net capital was .02 to 1 at December 31, 2016.

NOTE E – RELATED PARTY TRANSACTIONS

Liberty Bankers Life Insurance Company (Liberty), a related party, acts as a common paymaster for the Partnership and regularly advances payroll and other costs on behalf of the Partnership, which the Partnership settles on a regular basis. There is $73,920 due to Liberty at December 31, 2016 related to payroll advances.

The Partnership has entered into an Administrative Services Agreement (Services Agreement) which requires Liberty to provide executive management, accounting, information systems and payroll processing services, and corporate record legal support and office space to the Partnership. The Services Agreement requires the Partnership to pay $100,000 per quarter for the services and office space provided. The Services Agreement was not consummated on terms equivalent to arms-length transactions.

The Partnership is a participating employer in a 401(k) plan offered by Liberty. The plan covers substantially all employees. Under this plan, employees may make elective contributions as allowed under federal law and the Partnership may make matching and discretionary contributions. Employee contributions are vested immediately. For the year ended December 31, 2016 the Partnership made no matching or profit sharing contribution and did not incur any expenses related to the plan.

NOTE F – OFFICE LEASE

The Partnership leases branch office facilities in Montclair, NJ under a non-cancelable operating lease through March 2018. Future minimum rental payments under this lease total $30,360 and $7,590 for the years ending December 31, 2017 and 2018, respectively. The Partnership's corporate office space located in Dallas, TX is provided by Liberty under the services agreement. Office rent expense for the New Jersey facility for the year totaled $32,668 and is reflected in the accompanying statement of operations as occupancy and equipment costs.

NOTE G – COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Partnership enters into syndicate underwriting commitments. All transactions relating to syndicate underwriting commitments that were open at December 31, 2016 were subsequently settled, and had no material effect on the financial statements.

There are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Partnership could have an adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

NOTE H – OFF-BALANCE-SHEET RISK

As discussed in Note A, the Partnership's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Partnership and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Partnership has sold securities that it does not own and will therefore be obligated to purchase such securities at a future date. The Partnership records these obligations in the financial statements at fair values of the related securities and will incur a loss if the fair value of the securities subsequently increases.

NOTE I – CONCENTRATION OF CREDIT RISK

The Partnership is subject to concentration risk by holding large positions in debt securities and debt securities sold, not yet purchased.

The Partnership has debt securities, a trading deposit, and a clearing deposit, held by and due from Hilltop totaling $17,296,692 or approximately 99% of total assets, at December 31, 2016.

NOTE I – CONCENTRATION OF CREDIT RISK (continued)

The Partnership also has a payable to, and debt securities sold, not yet purchased payable to Hilltop totaling $12,514,319, or approximately 99% of total liabilities, at December 31, 2016.

At various times during the year, the Partnership maintains cash balances at a national bank in excess of federally insured amounts. At December 31, 2016, the partnership had no uninsured cash balance. Cash balances fluctuate on a daily basis.

NOTE J – SUBSEQUENT EVENTS

In January 2017, the limited partner made a $300,000 capital contribution to the Partnership.

Management has evaluated all events for recognition and disclosure subsequent to December 31, 2016 through February 24, 2017, which is the date financial statements were available to be issued.

COMPUTATION OF NET CAPITAL:

Total Partners' Capital	$ 4,797,297
Deductions for nonallowable assets:	
Property and equipment, net	7,006
Other assets	9,337
Total deductions and/or charges	16,343
Net Capital before haircuts on securities positions	4,780,954
Haircuts on securities	
Debt securities	834,081
Undue concentration	85,338
Total haircuts on securities	919,419
Net Capital	$ 3,861,535

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 22,277
Payable to related party	73,920
Total aggregate indebtedness	$ 96,197

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $100,000)	$ 100,000
Net capital in excess of minimum requirement required or minimum dollar net capital requirement)	$ 3,761,535
Ratio of aggregate indebtedness to net capital	.02 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under rule 15c3-1 as of December 31, 2016 as filed by Midland Securities, Ltd. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

MIDLAND SECURITIES LTD.
SCHEDULE I - SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5
DECEMBER 31, 2016

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Partnership operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See notes to financial statements and report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Midland Securities, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Midland Securities, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Midland Securities, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) Midland Securities, Ltd. stated that Midland Securities, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Midland Securities, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Midland Securities, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 24, 2017

5179 CR 1026   Celeste, TX 75423   (214) 358-5150   Fax (214) 358-0222   phil@pvgeorge.com

MIDLAND SECURITIES, LTD.

Exemption Report

Midland Securities, Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Midland Securities, Ltd.

I, Bradford A. Phillips, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CEO/FINOP

February 3, 2017